Exhibit 99.1

Invitation to the

2026 Annual General Meeting
of
WISeKey International Holding Ltd

Monday, June 29, 2026, 2 p.m. Swiss time
Homburger AG

Prime Tower, Hardstrasse 201

8005 Zurich, Switzerland

Admittance: 1:30 p.m. Swiss time

Agenda Items

The board of directors (the Board or the Board of Directors) of WISeKey International Holding Ltd (the Company) submits the following agenda items and proposals for resolution and approval by the Company’s shareholders at the Company’s Annual General Meeting (the AGM) to be held on June 29, 2026, 2 p.m. Swiss time, at the offices of Homburger AG, Prime Tower, Hardstrasse 201, 8005 Zurich, Switzerland:

1.	Approval of the Annual Report 2025 of WISeKey International Holding Ltd, Including the Audited Consolidated Financial Statements for Fiscal Year 2025 and the Audited Statutory Financial Statements for Fiscal Year 2025

Proposal of the Board of Directors: The Board of Directors proposes that the annual report 2025 (the Annual Report 2025), including the audited consolidated financial statements for the calendar year ending December 31 (“fiscal year”), 2025, and the audited statutory financial statements for fiscal year 2025, be approved.

Explanation: Pursuant to article 698 para. 2 items 3 and 4 of the Swiss Code of Obligations (CO) and article 8 para. 2 item nos. 5 and 6 of the Company’s articles of association (the Articles of Association), shareholders must approve at the annual general meeting the management report, the audited consolidated financial statements and the audited statutory financial statements for the relevant fiscal year. You can find the Annual Report 2025 (including the management report) and the audited consolidated financial statements and the audited statutory financial statements for fiscal year 2025 at https://www.wisekey.com/company/investors/financial-reports/. Our auditor, BDO SA, Vernier, has issued unqualified audit reports on the audited consolidated financial statements and the audited statutory financial statements for fiscal year 2025.

Recommendation: The Board of Directors recommends you vote “FOR” this proposal number 1.

2.	Discharge of the Members of the Board of Directors and the Executive Management from Liability for Activities During Fiscal Year 2025

Proposal of the Board of Directors: The Board of Directors proposes that the members of the Board of Directors and Messrs. Carlos Moreira (CEO) and John O’Hara (CFO), who served as members of the Executive Management in fiscal year 2025, be discharged from liability for activities during fiscal year 2025.

Explanation: Pursuant to article 698 para. 2 item 7 CO and article 8 para. 2 item no. 7 of our Articles of Association, the Board of Directors may propose to the general meeting of shareholders that the members of the Board of Directors and the Executive Management be discharged from liability. Discharge pursuant to the proposal is effective only with respect to facts that have been disclosed to shareholders and only binds shareholders who either voted in favour of the proposal or who acquired shares with knowledge that the shareholders have approved the proposal.

Recommendation: The Board of Directors recommends you vote “FOR” this proposal number 2.

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3.	Appropriation of Accumulated Loss for Fiscal Year 2025

Proposal of the Board of Directors: The Board of Directors proposes that the total accumulated loss be carried forward.

in CHF

Loss carried forward from previous years	(80,832,216)
Transfer from reserve for treasury shares	-
Net loss for the year	(1,801,504)
Total loss	(82,633,720)
Appropriation of accumulated loss
Total loss to be carried forward on this account	(82,633,720)

Explanation: Pursuant to article 698 para. 2 item 4 CO and article 8 para. 2 item no. 6 of our Articles of Association, the general meeting of shareholders resolves on the appropriation of available earnings or the accumulated loss. The Board of Directors proposes that the entire net loss for fiscal year 2025 be carried forward.

Recommendation: The Board of Directors recommends you vote “FOR” this proposal number 3.

4.	Re-election of 7 Members of the Board of Directors and Election of 1 New Member of the Board of Directors, All for a Term Extending Until Completion of the Next Annual General Meeting

Proposal of the Board of Directors: The Board of Directors proposes that the following seven currently serving directors be re-elected to the Board of Directors, each for a term extending until completion of the next Annual General Meeting:

—	Re-election of Carlos Moreira	—	Re-election of David Fergusson

—	Re-election of John O’Hara	—	Re-election of Jean-Philippe Ladisa

—	Re-election of Peter Ward	—	Re-election of Philippe Monnier

—	Re-election of Philippe Doubre

In addition, the Board of Directors proposes the election of Andrew Forson as a new member of the Board of Directors for a term extending until completion of the next Annual General Meeting:

—	Election of Andrew Forson

Explanation: Pursuant to article 698 para. 2 item 2 CO and article 8 para. 2 no. 2 of the Articles of Association, the annual re-election of the members of the Board of Directors after the expiry of their one-year term is the responsibility of the general meeting of shareholders. You can find biographical information on the members of the Board of Directors standing for re-election at this AGM at https://www.wisekey.com/company/corporate-governance/board-of-directors/.

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Recommendation: The Board of Directors recommends you vote “FOR” the re-election of each of the seven current members of the Board of Directors and the election of Andrew Forson as a new member of the Board of Directors.

5.	Re-election of the Chairman of the Board of Directors for a Term Extending Until Completion of the Next Annual General Meeting

Proposal of the Board of Directors: The Board of Directors proposes that Carlos Moreira be re-elected as the Chairman of the Board of Directors for a term extending until completion of the next Annual General Meeting.

Explanation: Pursuant to article 698 para. 3 item 1, article 712 para. 1 CO and article 8 para. 2 no. 2 of the Articles of Association, shareholders elect the chair of the Board of Directors at the general meeting of shareholders. The statutory term of office is one year.

Recommendation: The Board of Directors recommends you vote “FOR” this proposal number 5.

6.	Re-election of Three Members of the Nomination & Compensation Committee, Each for a Term Extending Until Completion of the Next Annual General Meeting

Proposal of the Board of Directors: The Board of Directors proposes that the following candidates be re-elected as members of the Nomination & Compensation Committee, each for a term extending until completion of the next Annual General Meeting:

—	Re-election of David Fergusson	—	Re-election of Philippe Doubre

—	Re-election of Jean-Philippe Ladisa

Explanation: Pursuant to article 698 para. 3 item 2, article 733 para. 1 CO and article 8 para. 2 no. 2 of the Articles of Association, shareholders elect the members of the Nomination & Compensation Committee at the general meeting of shareholders. The statutory term of office is one year. Only members of the Board of Directors may be elected to the Nomination & Compensation Committee.

Recommendation: The Board of Directors recommends you vote “FOR” the re-election of each of these nominees as members of the Nomination & Compensation Committee.

7.	Re-election of BDO SA, Vernier, as the Company’s Auditor for a Further One-Year Term

Proposal of the Board of Directors: The Board of Directors proposes that BDO SA, Vernier, be re-elected as the Company’s auditor pursuant to the CO for a further one-year term, commencing on the date of the 2026 Annual General Meeting and terminating on the date of the 2027 Annual General Meeting.

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Explanation: Pursuant to article 698 para. 2 item 2 CO and article 8 para. 2 no. 3 of the Articles of Association, the shareholders elect the auditor at a general meeting. BDO SA, Vernier, satisfies the applicable statutory independence requirements.

Recommendation: The Board of Directors recommends you vote “FOR” this proposal number 7.

8.	Re-election of the Independent Proxy for a Term Extending Until Completion of the Next Annual General Meeting

Proposal of the Board of Directors: The Board of Directors proposes that the law firm Anwaltskanzlei Keller AG, Zurich, be re-elected to serve as Independent Proxy at (and until completion of) the 2027 Annual General Meeting and at any extraordinary general meeting of shareholders of the Company that may be held prior to the 2027 Annual General Meeting.

Explanation: According to article 689c para. 1, article 698 para. 3 item 3 CO and article 8 para. 2 no. 4 of the Articles of Association, shareholders elect the independent proxy at the general meeting. The statutory term of office is one year. The law firm Anwaltskanzlei Keller AG, Zurich, has confirmed that it satisfies the applicable statutory independence requirements.

Recommendation: The Board of Directors recommends you vote “FOR” this proposal number 8.

9.	Advisory Vote on the Company’s Compensation Report for Fiscal Year 2025

Proposal of the Board of Directors: The Board of Directors proposes that the compensation report, as included in the Annual Report 2025, be approved in a non-binding advisory vote.

Explanation: The majority of Swiss public companies asks shareholders to approve the variable compensation of the executive management prospectively (i.e., in relation to the next financial year). The Company follows this practice for the Executive Management. Under these circumstances, the Board of Directors must, in accordance with article 735 para. 3 item 4 CO, seek an advisory vote from shareholders on the compensation report in relation to the preceding financial year. The compensation report for fiscal year 2025 is part of the Annual Report 2025, which is available to shareholders on the Company’s website at https://www.wisekey.com/company/investors/financial-reports/. It explains the governance framework and the principles underlying the compensation structure at the Company. In addition, the compensation report sets out the remuneration of the Board of Directors and the Executive Management for 2025, as required under the CO.

Recommendation: The Board of Directors recommends you vote “FOR” this proposal number 9.

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10.	Vote on the Compensation of the Board of Directors and the Executive Management

10.1	Ratification of the Maximum Aggregate Amount of Compensation of the Board of Directors for the Period Between the 2026 Annual General Meeting and the 2027 Annual General Meeting

Proposal of the Board of Directors: The Board of Directors proposes that the shareholders ratify an amount of CHF 2,000,000 as the maximum aggregate amount of compensation of the Board of Directors for the period between the 2026 Annual General Meeting and the 2027 Annual General Meeting.

Explanation: In accordance with article 698 para. 3 item 4, article 735 para. 1 CO and article 26 para. 1 letter a of the Articles of Association, the Board of Directors must submit the maximum aggregate amount of compensation of the Board of Directors to shareholders for approval. The proposed maximum aggregate compensation amount of the members of the Board of Directors for the 2026/2027 term has been calculated on the basis of a Board of Directors consisting of eight members and on the basis of the following compensation components: A fixed annual base fee for directorship or, as applicable, an increased fixed base fee for a director’s role as the chair of a Committee, together with an equity-based compensation for directorship or, as applicable, an increased base equity-based compensation for a director’s role as the chair of a Committee.

The Board of Directors’ proposed aggregate maximum compensation amount is the same amount as the one proposed and approved at the 2025 Annual General Meeting.

As announced, the Board of Directors intends to change the place of incorporation from Switzerland to the British Virgin Islands (BVI). The redomiciliation is proposed to be implemented through a cross-border merger of WISeKey International Holding Ltd with and into a wholly owned British Virgin Islands subsidiary, WISeKey Corp (WISeKey BVI). The proposed redomiciliation remains subject to various conditions, including regulatory and shareholder approvals, which WISeKey expects to seek in the third quarter of 2026. Should the proposed redomiciliation be completed, the Company will no longer be incorporated in Switzerland and will instead be governed by BVI law. As a consequence, the requirement under the shareholder resolution relating to the maximum aggregate compensation of the Board of Directors will no longer apply, as BVI law does not provide for an equivalent ratification or approval mechanism in this regard.

Recommendation: The Board of Directors recommends you vote “FOR” this proposal number 10.1.

10.2	Ratification of the Maximum Aggregate Amount of Compensation of the Executive Management for Fiscal Year 2027

Proposal of the Board of Directors: The Board of Directors proposes that the shareholders ratify an amount of CHF 7,500,000 as the maximum aggregate amount of compensation of the Executive Management for fiscal year 2027.

Explanation: Pursuant to article 698 para. 3 item 4, article 735 para. 1 CO and article 26 para. 1 item 2 of the Articles of Association, the Board of Directors must submit the maximum aggregate compensation amount of the Executive Management to shareholders for approval.

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As announced and explained under Agenda Item 10.1, the Board of Directors intends to change the place of incorporation from Switzerland to the BVI. The redomiciliation is proposed to be implemented through a cross-border merger of WISeKey International Holding Ltd with and into a wholly owned British Virgin Islands subsidiary, WISeKey Corp (“WISeKey BVI”). The proposed redomiciliation remains subject to various conditions, including regulatory and shareholder approvals, which WISeKey expects to seek in the third quarter of 2026. Should the proposed redomiciliation be completed, the Company will no longer be incorporated in Switzerland and will instead be governed by BVI law. As a consequence, the requirement under the shareholder resolution relating to the maximum aggregate compensation of the Board of Directors will no longer apply, as BVI law does not provide for an equivalent ratification or approval mechanism in this regard.

Recommendation: The Board of Directors recommends you vote “FOR” this proposal number 10.2.

10.3	Ratification of Increase in the Max Aggregate Amount of Compensation for the Executive Management for Fiscal Year 2026

Proposal of the Board of Directors: The Board of Directors proposes that shareholders approve an increase in the maximum aggregate compensation amount for Executive Management for the fiscal year 2026, as previously approved at the 2025 Annual General Meeting, from CHF 6,000,000 to CHF 15,000,000.

Explanation: Following a comprehensive benchmarking exercise conducted by the Compensation Committee of both SEALSQ Corp (SEALSQ), the Company’s subsidiary whose shares are listed on the Nasdaq and which the Company controls through the special voting rights F shares, and the Company, the Company’s compensation framework was reviewed to better align with market practice among the Company’s peers. This review reflected the Board of Directors’ commitment to maintaining a rigorous, performance-driven approach to executive compensation. In light of SEALSQ’s exceptional operational and financial performance during 2025, including achievements in capital raising and an increase in shareholder value, the Board of SEALSQ and the Board of WISeKey approved a one-off exceptional performance bonus for the relevant members of Executive Management. This bonus is linked to the delivery of measurable outcomes benefiting shareholders, namely the growth in SEALSQ’s market capitalisation and the successful execution of its capital-raising program during the year ended December 31, 2025.

At the 2025 Annual General Meeting, shareholders approved a maximum aggregate compensation amount of CHF 6,000,000 for Executive Management for fiscal year 2026. As a result of the one-off bonus described above, the total consolidated compensation payable by WISeKey to its Executive Management for fiscal year 2026 would exceed this approved amount. The Board therefore seeks shareholder ratification for an increase of the previously approved maximum aggregate compensation amount.

Recommendation: The Board of Directors recommends you vote “FOR” this proposal number 10.3.

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10.4	Ratification of Additional Compensation of CHF 1,530,301 to be Granted to the Executive Management in the Form of Options Relating to SEALSQ Ordinary Shares for Fiscal Year 2025

Proposal of the Board of Directors: The Board of Directors proposes that shareholders approve an additional amount of compensation for Executive Management in respect of the fiscal year 2025, in the form of options relating to SEALSQ Ordinary Shares, supplementing the maximum aggregate compensation amount of CHF 6,000,000 approved by shareholders at the 2024 Annual General Meeting.

Explanation: During the course of late 2024 and 2025, WISeKey and its subsidiary SEALSQ experienced a period of significant market recognition, reflecting growing investor appreciation of the Group’s cybersecurity capabilities and the strategic positioning of SEALSQ within the rapidly expanding market for post-quantum and IoT security solutions. This was reflected in a material appreciation in SEALSQ’s share price during the year.

Against this backdrop, the Board of Directors and Compensation Committee commenced discussions in 2024 and subsequently resolved in March 2025 to grant options over Ordinary Shares to members of Executive Management as part of the Company’s performance-based compensation framework. The grant was intended to align the long-term interests of Executive Management with those of shareholders by linking a meaningful component of executive reward to the continued creation of shareholder value.

Under Swiss law and the Company’s Articles of Association, the aggregate compensation for Executive Management, including the fair value of equity-based awards such as options over Ordinary Shares at the time of grant, is subject to the maximum aggregate amount approved by shareholders. The option grants made in March 2025, when valued in accordance with applicable accounting and governance standards, result in the total aggregate compensation for Executive Management for fiscal year 2025 exceeding the CHF 6,000,000 authorization previously approved by shareholders at the 2024 Annual General Meeting. The Board therefore respectfully requests that shareholders ratify the additional compensation in the amount of CHF 1,530,301 arising from these grants.

Recommendation: The Board of Directors recommends you vote “FOR” this proposal number 10.4.

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Organizational Information

Right to Participate and Vote | Admission Cards

After returning the enclosed registration and authorization form (the Registration and Authorization Form), shareholders will receive an admission card and voting material.

Shareholders recorded in the Company’s share register with voting rights as at June 22, 2026 (the Record Date) will be entitled to participate in, and vote at, the AGM. No registrations and de-registrations of registered shares will be made in the share register from the close of business on June 22, 2026 at 5:00 p.m. CEST to the opening of business on the day following the AGM.

Shareholders who sold their shares prior to the Record Date will not be able to attend and vote at the AGM. Shareholders who purchase shares between the Record Date and the conclusion of the AGM will not be able to attend the AGM and vote those shares at the AGM.

Appointment of Proxy & Independent Proxy

A shareholder recorded in the Company’s share register with voting rights as at the Record Date and therefore entitled to participate in, and vote at, the AGM may give written proxy for the AGM to a third party (who need not be a shareholder). Proxy holders will only be admitted to the AGM upon presentation of a valid admission card, a duly executed proxy and proper identification.

At the 2025 Annual General Meeting, the law firm Anwaltskanzlei Keller AG, Splügenstrasse 8, 8027 Zurich, Switzerland, was elected as Independent Proxy for a term expiring upon completion of the 2026 Annual General Meeting. Shareholders who want to exercise their voting rights through the Independent Proxy must authorize the Independent Proxy to do so on their behalf at the 2026 Annual General Meeting. Shareholders may instruct the Independent Proxy by post by returning the Registration and Authorization Form to the address indicated on such form or electronically. Electronic voting instructions may be given by accessing the website https://www.gvote.ch and then following the guidance being displayed on the computer screen. The personal access data required for registration can be found on the Registration and Authorization Form. Instructions can be given electronically to the Independent Proxy until June 24, 2026; 11:59 p.m. CEST.

Instructions to the Independent Proxy

Shares of holders who have voted electronically or timely submitted a properly executed Registration and Authorization Form by post and specifically indicated their votes will be voted by the Independent Proxy as indicated. Holders of shares who have voted electronically or timely submitted a properly executed Registration and Authorization Form by post but have not specifically indicated their votes, instruct the Independent Proxy to vote in accordance with the recommendations of the Board of Directors with regard to the items specified in the invitation to the 2026 Annual General Meeting.

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If any modifications to agenda items or proposals identified in the invitation to the 2026 Annual General Meeting or other matters on which voting is permissible under Swiss law are properly presented at the 2026 Annual General Meeting for consideration, you instruct the Independent Proxy, in the absence of other specific instructions, to vote in accordance with the recommendations of the Board of Directors. As of the date of this publication, the Board of Directors is not aware of any such modifications or other matters proposed to come before the 2026 Annual General Meeting.

The completed Registration and Authorization Forms may be sent by post to:

Computershare Switzerland Ltd

WISeKey International Holding Ltd

Postfach

4601 Olten

Switzerland

We urge you to return your Registration and Authorization Form or to submit instructions to the Independent Proxy electronically as soon as reasonably possible. All Registration and Authorization Forms submitted by post must be received no later than on Monday, June 24, 2026. Please do not mail the Registration and Authorization Form if you choose to give your instructions to the Independent Proxy electronically.

Annual Report

The Annual Report 2025, including the consolidated and statutory financial statements of the Company for fiscal year 2025 and the Company’s compensation report for 2025, can be accessed on the Company’s website (https://www.wisekey.com/investors/financial-reports/). Copies of these materials may also be obtained free of charge by contacting our Corporate Secretary at our registered office, General-Guisan-Strasse 6, 6030 Zug, Switzerland, telephone number +41 (0)22 594 30 00.

Zug, May 29, 2026

WISeKey International Holding Ltd

For the Board of Directors

The Chairman

Carlos Moreira

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